

August 12, 2011

Via E-mail
Jason Bauer
President and Chief Executive Officer
57th Street General Acquisition Corp.
110 West 40th Street, Suite 2100
New York, New York 10018

> **Re: 57th Street General Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 29, 2011**
> **File No. 333-175408**

Dear Mr. Bauer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated July 26, 2011 and your indication that you satisfied General Instruction I.B.4(b) of Form S-3 because you sent, via distribution of your tender offer documents, material containing the information required by Rule 14a-3(b). However, we note that the Offer to Purchase, dated February 22, 2011, was the only version of the Offer to Purchase that solicited the holders of warrants overlying the common stock that you are registering in reliance on General Instruction I.B.4. Accordingly, it appears that such version of the Offer to Purchase was the only version sent to the record holders of such warrants. Considering such version of the Offer to Purchase did not include the financial statements required by Exchange Act Rule 14a-3(b)(1), it does not appear that you meet the requirements of General Instruction I.B.4(b). Accordingly, please revise to register the common stock underlying the warrants on a form for which you are eligible to use.

2. We note your response to comment two in our letter dated July 26, 2011 and your indication that you include the previously registered shares underlying the warrants in order to update the disclosure in connection with your offer and sale of such shares. We presume that offers and sales of such shares and the ability to exercise the warrants have been suspended under the prior registration statement considering a post-effective amendment to such registration statement has not yet been declared effective. Please confirm our understanding. For guidance, please consider Question 139.28 in our Securities Act Sections Compliance and Disclosure Interpretations.

Prospectus Relating to Resale of 641,394 Shares of Common Stock

Prospectus Summary, page 1

Company Summary, page 2

3. Please provide the information contemplated by footnotes (1) and (2). Please clearly indicate that the disclosure of 10,962,185 shares of common stock outstanding after this offering assumes the issuance of 5,456,300 shares of common stock pursuant to a separate prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP